

SECUR  ON

12011296

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-52685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2011____ AND ENDING____12/31/2011____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDTOWN PARTNERS & CO., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

380 LEXINGTON AVE., SUITE 1769

(No. and Street)

NEW YORK   NY   10168

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CLARKE   (212) 551- 7970

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ JOHN CLARKE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MIDTOWN PARTNERS & CO., LLC _____ , as of _____ DECEMBER 31 _____ , 20 11 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDTOWN PARTNERS & CO., LLC
Financial Statements
For the Year Ended
December 31, 2011
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
Midtown Partners & Co., LLC

We have audited the accompanying balance sheet of Midtown Partners & Co., LLC, a wholly-owned subsidiary of Apogee Financial Investments, as of December 31, 2011 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC, as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2012
Atlanta, Georgia

RUBIO CPA, PC

MIDTOWN PARTNERS & CO., LLC
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

	2011
Cash and cash equivalents	$ 55,249
Securities owned, at estimated fair market value	61,782
Employee advances	14,500
Office furniture and equipment, net of accumulated depreciation of $23,579	6,592
Prepaid expenses	9,460
Deposits	15,334
Total Assets	$ 162,917

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 9,892
Note payable	18,040
Total Liabilities	27,932
MEMBER'S EQUITY	134,985
Total Liabilities and Member's Equity	$ 162,917

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	2011
REVENUES	
Investment banking	$ 1,983,786
Gains from securities owned	462,112
Total revenues	2,445,898
OPERATING EXPENSES	
Compensation and benefits	112,667
Commissions and referral fees	588,764
Communications	11,106
Occupancy	109,491
Interest	540
Other operating expenses	225,142
Total expenses	1,047,710
NET INCOME	$ 1,398,188

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,398,188
Adjustments to reconcile net income to net cash used by operations:	
Depreciation expense	4,685
Operating expenses paid by member	20,459
Net gain on securities	(462,112)
Securities received for services, net	(1,196,713)
Decrease in securities owned, net	59,718
Decrease in receivables	13,271
Decrease in accounts payable and accrued expenses	(43,465)
Decrease in prepaid expenses and other assets	31,256
NET CASH USED BY OPERATING ACTIVITIES	(174,713)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions by member	134,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	134,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(40,713)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	95,962
End of year	$ 55,249
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 540
Items not affecting cash:	
Securities received for services	$ 1,240,000
Securities distributed to member	$ 1,658,822
Operating expenses contributed by member	$ 20,459

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2011

Balance, December 31, 2010	$ 241,160
Contributions by member:	
Cash	134,000
Payment of operating expenses by member	20,459
Net income (loss)	1,398,188
Distributions to member of securities owned	(1,658,822)
Balance, December 31, 2011	$ 134,985

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Midtown Partners & Co., LLC (the "Company") was formed May 2000 as Cross Bow Capital, LLC. The Company changed its name to Midtown Partners & Co., LLC in 2004. Midtown Partners & Co., LLC is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and investment banking services for customers located throughout the United States.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Office Furniture and Equipment:</u> Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

<u>Income Taxes:</u> The Company is a partnership for income tax reporting purposes. Therefore, the member will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authortiy examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Parent, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services.   Investment banking fees and sales commissions are recorded upon settlement.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided, are recorded at fair market value in accordance with SFAS No. 157, "Fair Value Measurements".

Date of Management's Review: Subsequent events were evaluated through February 15, 2012, which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $27,317, which was $22,317 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.02 to 1.0.

NOTE C — LEASE AGREEMENT AND RELATED PARTY TRANSACTION

The Company leased office space from its Member under a month-to-month lease for $5,400 monthly under a lease that was terminated during 2011. In addition, the Company leases office space from an unrelated party under a quarter-to-quarter lease.

For the year ended December 31, 2011, rent expense under the premises leases amounted to approximately $109,000 of which approximately $11,000 was paid to its Member.

The lease amounts paid to the member are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

During 2011, the member paid certain operating expenses totaling $20,459 on behalf of the Company. The payments by the member have been recorded as capital contributions in the accompanying financial statements.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE D – CONCENTRATIONS

Approximately 81% of the investment banking revenues were earned from two customers in 2011.

NOTE E – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2011.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock, not readily marketable	$ 33,629	$ 33,629	$ -	$ -
Warrants for purchase of common stock	28,153	-	28,153	-
	$ 61,782	$ 33,629	$28,153	$ -

NOTE F – NOTE PAYABLE

The note payable at December 2011 consists of a 6.25% unsecured installment note payable monthly through July 2013.

Maturity of the debt is as follows:

2012	$ 11,190
2013	6,850
	$ 18,040

SUPPLEMENTAL INFORMATION

SCHEDULE I
MIDTOWN PARTNERS & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2011

NET CAPITAL:

Total member's equity	$ 134,985
Less nonallowable assets:	
Non-marketable securities	(61,782)
Office furniture and equipment	(6,592)
Prepaid expenses and other assets	(24,794)
Advances to members and employees	(14,500)
	(107,668)
Net capital before haircuts	27,317
Less haircuts on securities positions	-
Net capital	27,317
Minimum net capital required	5,000
Excess net capital	$ 22,317
Aggregate indebtedness	$ 27,932
Net capital based on aggregate indebtedness	$ 1,862
Ratio of aggregate indebtedness to net capital	1.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There is no significant difference between net capital as reported in amended Form X-17A-5 and net capital stated above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Midtown Partners & Co., LLC

In planning and performing our audit of the financial statements of Midtown Partners & Co., LLC, for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Midtown Partners & Co., LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 15, 2012
Atlanta, Georgia

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Midtown Partners & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Midtown Partners & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Midtown Partners & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Midtown Partners & Co., LLC's management is responsible for the Midtown Partners & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2012

RUBIO CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended DECEMBER 31   , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052685
MIDTOWN PARTNERS & CO, LLC
380 LEXINGTON AVE.
SUITE 1769
NEW YORK, NY 10168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $ 4,913

  B. Less payment made with SIPC-6 filed (exclude interest)   (3,819)
   08/10/2011
     Date Paid

  C. Less prior overpayment applied   (   )

  D. Assessment balance due or (overpayment)   1,094

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $ 1,094

  G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,094

  H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIDTOWN PARTNERS & CO, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_____, 20_____.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 11
and ending DEC 31 , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,445,896

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts. 15,429

        Total additions 15,429

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
investment trust, from the sale of variable annuities, from the business of insurance, from investment
advisory services rendered to registered investment companies or insurance company separate
accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts. 477,572

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

reimbursable out of pocket expense 18,429

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $ 231

       (ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii) 231

       Total deductions 496,232

2d. SIPC Net Operating Revenues $ 1,965,093

2e. General Assessment @ .0025 $ 4,913

(to page 1, line 2.A.)

2